CUSIP No. 949759104                                           Page 1 of 22 Pages



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                              WELLS FINANCIAL CORP.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                    949759104
                                 (CUSIP Number)

                            Mr. Thomas J. Puff, Esq.
                           Winthrop & Weinstine, P.A.
                            3000 Dain Rauscher Plaza
                              Minneapolis, MN 55402
                                 (612) 347-0634
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 11, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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CUSIP No. 949759104                                           Page 2 of 22 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  John M. Morrison

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Source of Funds:  PF

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power
                                    51,810 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        0 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         51,810 shares

                           10       Shared Dispositive Power
                                    0 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  51,810 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]

13       Percent of Class Represented By Amount in Row (11)
                  4.1%

14       Type of Reporting Person
                  IN

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CUSIP No. 949759104                                           Page 3 of 22 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Kurt R. Weise

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Source of Funds:  PF

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power
                                    500 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        0 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         500 shares

                           10       Shared Dispositive Power
                                    0 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  500 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]

13       Percent of Class Represented By Amount in Row (11)
                  .1%

14       Type of Reporting Person
                  IN

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CUSIP No. 949759104                                           Page 4 of 22 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  PL Capital, LLC

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Source of Funds:  WC, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]

6        Citizenship or Place of Organization
                  Delaware

                           7        Sole Voting Power
                                    29,090 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        23,720 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         29,090 shares

                           10       Shared Dispositive Power
                                    23,720 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  52,810 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]

13       Percent of Class Represented By Amount in Row (11)
                  4.2%

14       Type of Reporting Person
                  PN

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CUSIP No. 949759104                                           Page 5 of 22 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Financial Edge Fund, LP

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Source of Funds:  WC, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]

6        Citizenship or Place of Organization
                  Delaware

                           7        Sole Voting Power
                                    0 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        15,720 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         0 shares

                           10       Shared Dispositive Power
                                    15,720 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  15,720 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]

13       Percent of Class Represented By Amount in Row (11)
                  1.3%

14       Type of Reporting Person
                  PN


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CUSIP No. 949759104                                           Page 6 of 22 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Financial Edge-Strategic Fund, LP

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Source of Funds:  WC, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [ ]

6        Citizenship or Place of Organization
                  Delaware

                           7        Sole Voting Power
                                    0 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        8,000 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         0 shares

                           10       Shared Dispositive Power
                                    8,000 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  8,000 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]

13       Percent of Class Represented By Amount in Row (11)
                  .6%

14       Type of Reporting Person
                  PN

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CUSIP No. 949759104                                           Page 7 of 22 Pages


ITEM 1.           SECURITY AND ISSUER

                  This Schedule 13D, Amendment #1, is being filed jointly by John M. Morrison; Kurt R. Weise; Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund"); Financial Edge-Strategic Fund, LP, a Delaware limited partnership ("Financial Edge Strategic"); and PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund and Financial Edge Strategic ("PL Capital"); All of the filers of this Schedule 13D are collectively the "Group." This filing amends that certain 13D filed by the Group on July 10, 2000, and incorporates by reference all information from that filing except as otherwise modified or amended herein.

                  This Schedule 13D, Amendment #1, relates to the common stock ("Common Stock") of Wells Financial Corp. (the "Company" or "Wells Financial"). The address of the principal executive offices of the Company is 53 First Street SW, Wells, Minnesota 56097. The joint filing agreement of the members of the Group is attached as Exhibit 1.

ITEM 2.           IDENTITY AND BACKGROUND

         (a)-(c) This statement is filed by (1) Mr. John M. Morrison, an individual, with respect to the shares of Common Stock beneficially owned by Mr. Morrison; (2) Mr. Kurt R. Weise, an individual, with respect to the shares of Common Stock beneficially owned by Mr. Weise, (3) PL Capital, with respect to shares held in its name as well as shares of Common Stock held in the name of Financial Edge Fund and Financial Edge Strategic, in PL Capital's capacity as General Partner of those entities; the managing members and owners of PL Capital are John Palmer and Richard Lashley; (4) Financial Edge Fund, with respect to shares of Common Stock held by Financial Edge Fund; and (5) Financial Edge Strategic, with respect to shares of Common Stock held by Financial Edge Strategic.

         The business address of Mr. Morrison and Mr. Weise is The Colonnade, 5500 Wayzata Blvd., Suite 145, Golden Valley, MN 55416.. Mr. Morrison, a Florida resident, resides at 3093 Fort Charles Drive, Naples, Florida. Mr. Morrison is principally engaged in the ownership and management of various investments and entities, the majority of which are concentrated in the banking and financial services sector. Mr. Weise is principally engaged in the administration and management of Mr. Morrison's holdings.

         The business address of PL Capital, Financial Edge Fund, Financial Edge Strategic, Mr. Palmer and Mr. Lashley is 2015 Spring Road, Suite 290, Oak Brook, Illinois 60523. PL Capital, Mr. Palmer and Mr. Lashley are principally engaged in providing investment banking and investment management services in the banking and financial services sector.

         (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, no member of the Group (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of,

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CUSIP No. 949759104                                           Page 8 of 22 Pages


or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) All of the individuals who are members of the Group are citizens of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The aggregate of Common Stock held by the Group is 105,120 shares, acquired at an aggregate cost of $1,262,794.

                  The amount of funds expended to date by Mr. Morrison to acquire the 51,810 shares of Common Stock he holds in his name is $622,513. Such funds were provided from Mr. Morrison's personal funds and, from time to time, in part by margin account loans from subsidiaries of U.S. Bancorp Piper Jaffray Inc., extended in the ordinary course of business.

                  The amount of funds expended to date by Mr. Weise to acquire the 500 shares of Common Stock he holds in his name is $5,653. Such funds were provided from Mr. Weise's personal funds.

                  The amount of funds expended to date by PL Capital to acquire the 29,090 shares of Common Stock held in its name is $364,697. Such funds were provided from PL Capital's working capital and, from time to time, in part by margin account loans from subsidiaries of McDonald Investments, extended in the ordinary course of business.

                  The amount of funds expended to date by Financial Edge Fund to acquire the 15,720 shares of Common Stock it holds in its name is $179,691. Such funds were provided in part from Financial Edge Fund's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business.

                  The amount of funds expended to date by Financial Edge Strategic to acquire the 8,000 shares of Common Stock it holds in its name is $90,240. Such funds were provided in part from Financial Edge Strategic's available capital and, from time to time, in part by margin account loans from subsidiaries of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), extended in the ordinary course of business.

                  All purchases of Common Stock made by members of the Group using funds borrowed from Bear Stearns, DLJ, and US Bancorp Piper Jaffray Inc., if any, were made in margin transactions on those firms' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

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CUSIP No. 949759104                                           Page 9 of 22 Pages


ITEM 4.           PURPOSE OF TRANSACTION

                  On July 12, 2000, Members of the Group met with the management of Wells Financial to discuss enhancing shareholder value including but not limited to mutually beneficial merger and acquisition opportunities. On July 21, 2000, a Member of the Group sent a letter to Mr. Kruse, Chairman, President and CEO of Wells Financial, which outlined a variety of potential opportunities for Wells Financial to participate in a transaction valued in a range of $15.00 to $17.00 per Wells share (see Exhibit 2). That range represented a 30-45% premium to Wells's average stock price for the period preceding the filing of the Group's initial Form 13D on July 10, 2000. In a letter dated August 16, 2000, Mr. Kruse replied that Wells had engaged an outside firm to assist the Board of Wells in exploring its options (see Exhibit 3). On various occasions in September and early October, various Members of the Group contacted Wells's outside advisory firm and members of Wells's management to inquire about the status of Wells's examination of its strategic options and how it intended to enhance shareholder value. Frustrated by the lack of progress, on October 5, 2000, Mr. Richard Lashley, a Member of the Group, sent a letter to Mr. Kruse, with a copy to each member of Wells's Board of Directors (see Exhibit 4). On October 26, 2000, Mr. Kruse and Mr. Bichler, an outside Board member of Wells, met with Members of the Group. At that meeting, Members of the Group reiterated their interest in Wells and requested an opportunity to execute a confidentiality agreement and begin due diligence on Wells. That request was denied. In a letter dated November 14, 2000 to Mr. Kruse, the Group reiterated its interest in pursuing a transaction with Wells's that would provide Wells's shareholders with a value of approximately $17.00 per share (see Exhibit 5). In a letter dated November 30, 2000, Mr. Kruse, on behalf of Wells's Board of Directors, rejected that proposal as unacceptable and inadequate (see Exhibit
6).

                  The Group believes that Wells's shareholders would benefit from the type of transaction contemplated and that Wells's Board and management should not have rejected such interest without permitting Members of the Group and our legal and financial advisors to perform due diligence. The Group also believes that it should not have taken 4 months for Wells's management to analyze and respond to the proposal outlined in July. Based upon the Group's analysis of Wells's financial performance, the historical public market for its stock, the limited opportunities for growth in its market area and comparable thrift merger and acquisition transactions, the Group believes the proposals contemplated are fair and attractive to Wells's shareholders if carefully considered. The Group notes that a transaction valued at $17.00 per share equals 13.5x Wells's earnings for the past 12 months, a value within the range of recent thrift transactions nationally. In addition, $17.00 per share would reflect a significant premium to the recent average market price for Wells's stock.

                  The Group believes the shareholders of Wells should be given a chance to decide for themselves whether a transaction valued at approximately $17.00 per share would be acceptable. Accordingly, the Group plans to encourage Wells's management and its board to reconsider their rejection of our proposals.

                  Members of the Group plan to contact certain of Wells's shareholders to discuss their views on this matter. Members of the Group also intend to consult with their legal and financial advisors to discuss other strategic options including, but not limited to (1) obtaining a shareholder list
(2) calling a special meeting of the shareholders (3) seeking Board representation (4) and discussing the feasibility of pursuing a tender offer or other business combination. Members of the Group may make further

CUSIP No. 949759104                                          Page 10 of 22 Pages


purchases of shares of Common Stock. Members of the Group may also dispose of any or all the shares of Common Stock held by them, at any time, although there is no current intention to do so. Except as noted in this Schedule 13D, Amendment #1, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through
(j), inclusive, of Item (4) of Schedule 13D. The Group and its members reserve the right, at any time and from time to time, to review or reconsider their positions and formulate plans or proposals with respect thereto.

ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY

                  The percentages used in this Schedule 13D, Amendment #1, are calculated based upon the number of outstanding shares of Common Stock, 1,254,332, reported as the number of outstanding shares as of November 6, 2000, on a Form 10-Q dated November 6, 2000. Except as noted below, all purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

(A)      Mr. John M. Morrison

         (a)      Aggregate number of shares beneficially owned:  51,810
                  Percentage:  4.1%

         (b)      1. Sole power to vote or to direct vote: 51,810
                  2. Shared power to vote or to direct vote: 0
                  3. Sole power to dispose or to direct the disposition: 51,810
                  4. Shared power to dispose or to direct disposition: 0

         (c) Mr. Morrison made no purchases of Common Stock in the last 60 days:


(B)      Mr. Kurt R. Weise

         (a)      Aggregate number of shares beneficially owned:  500
                  Percentage:  0.1%

         (b)      1. Sole power to vote or to direct vote: 500
                  2. Shared power to vote or to direct vote: 0
                  3. Sole power to dispose or to direct the disposition: 500
                  4. Shared power to dispose or to direct disposition: 0

         (c) Mr. Weise made no purchases of Common Stock in the last 60 days:


 (C)     PL Capital

         (a)      Aggregate number of shares beneficially owned:  52,810
                  Percentage:  4.2%

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CUSIP No. 949759104                                          Page 11 of 22 Pages


         (b)      1. Sole power to vote or to direct vote: 29,090
                  2. Shared power to vote or to direct vote: 23,720
                  3. Sole power to dispose or to direct the disposition: 29,090
                  4. Shared power to dispose or to direct disposition: 23,720

         (c) PL Capital made no purchases of Common Stock in the last 60 days:


(D)      Financial Edge Fund

         (a)      Aggregate number of shares beneficially owned:  15,220
                  Percentage:  1.3%

         (b)      1. Sole power to vote or to direct vote: 0
                  2. Shared power to vote or to direct vote: 15,220
                  3. Sole power to dispose or to direct the disposition: 0
                  4. Shared power to dispose or to direct disposition: 15,220

         (c) Financial Edge Fund made no purchases of Common Stock in the last 60 days:


(E)      Financial Edge Strategic

         (a)      Aggregate number of shares beneficially owned:  8,000
                  Percentage:  0.6%

         (b)      1. Sole power to vote or to direct vote: 0
                  2. Shared power to vote or to direct vote: 8,000
                  3. Sole power to dispose or to direct the disposition: 0
                  4. Shared power to dispose or to direct disposition: 8,000

         (c) Financial Edge Strategic made no purchases of Common Stock in the last 60 days:


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

                  Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of

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CUSIP No. 949759104                                          Page 12 of 22 Pages


profits or losses, or the giving or withholding of proxies, except for sharing of profits, as described below. With respect to shares of Common stock held by the Financial Edge Fund and Financial Edge Strategic, PL Capital is entitled to
(1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS
         No.      Description
         ---      -----------
         1        Joint Filing Agreement
         2        Letter dated July 21, 2000 to Mr. Lawrence Kruse
         3        Letter dated August 16, 2000 from Mr. Lawrence Kruse
         4        Letter dated October 5, 2000 from Mr. Richard Lashley to
                  Mr. Kruse and the Board of Directors of Wells Financial
         5        Letter dated November 14, 2000 to Mr. Kruse
         6        Letter dated November 30, 2000 from Mr. Kruse

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CUSIP No. 949759104                                          Page 13 of 22 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    December 11, 2000

                                     By:   /s/ John Morrison
                                           John Morrison


                                     By:   /s/ Kurt Weise
                                           Kurt Weise



                                     FINANCIAL EDGE STRATEGIC FUND, L.P.

                                     By:   PL CAPITAL, LLC
                                           General Partner

                                     By:   /s/ John Palmer   /s/ Richard Lashley
                                           John Palmer       Richard Lashley
                                           Managing Member   Managing Member



                                     FINANCIAL EDGE FUND, L.P.

                                     By:   PL CAPITAL, LLC
                                           General Partner

                                     By:   /s/ John Palmer   /s/ Richard Lashley
                                           John Palmer       Richard Lashley
                                           Managing Member   Managing Member



                                     PL CAPITAL, LLC

                                     By:   /s/ John Palmer   /s/ Richard Lashley
                                           John Palmer       Richard Lashley
                                           Managing Member   Managing Member